

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2023

Jiangang Luo
Chief Executive Officer
Bowen Acquisition Corp
420 Lexington Ave, Suite 2446
New York, NY 10170

> **Re: Bowen Acquisition Corp**
> **Draft Registration Statement on Form S-1**
> **Submitted April 17, 2023**
> **CIK No. 0001973056**

Dear Jiangang Luo:

　　We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS Submitted April 17, 2023

Cover Page

1.　Please disclose whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

2.　Please clarify that the public shareholders will not have the opportunity to vote if the board extends the period of time to consummate the business combination for up to 18 months.

3. Please clarify on page iii whether your sponsors are located in China. We note your disclosure on page 117 that Na Gai is the sole director and shareholder of Createcharm Holdings Ltd.

Risk Factors, page 29

4. Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:
    *   liquidations that are not implemented to fall within the meaning of "complete liquidation" in Section 331 of the Internal Revenue Code;
    *   extensions, depending on the timing of the extension relative to the when the SPAC completes a de-SPAC or liquidates, and
    *   de-SPACs, depending on the structure of the de-SPAC transaction.
    Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

    You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Jeffrey M. Gallant